NO-ACT

12000167

ACT IAA OF 1940
SECTION 203(a), 202(a)(11)(G)
RULE 202(a)(11)(G)-1
PUBLIC
AVAILABILITY 4/3/12

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

April 3, 2012
IM Ref. No. 20123201551
Peter Adamson III

Based on the facts and representations in your letter dated January 16, 2012, we cannot assure you that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under section 203(a) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), against Peter Adamson III if he proceeds as described in your letter without registering under the Advisers Act.[1] Your request fails to demonstrate how the proposed arrangement is consistent with rule 202(a)(11)(G)-1 under the Advisers Act and related guidance under the rule. Specifically, your letter does not explain how the proposed arrangement would not create a multifamily office.[2]

Linda A. Schneider
Senior Counsel

---

[1] You state that Mr. Adamson seeks to serve as a key employee to up to ten separate family offices (each representing a separate and distinct family) without registering as an investment adviser with the Commission in reliance on the family office exclusion of rule 202(a)(11)(G)-1 under the Advisers Act.

[2] *See Family Offices*, Investment Advisers Act Release No. 3220 (June 22, 2011) ("Family Office Release"). In the Family Office Release, the Commission emphasized that the exclusion for family offices does not extend to family offices serving multiple families. In particular, footnote 114 states that if several unrelated families established separate family offices staffed with the same or substantially the same employees, such employees would be managing a *de facto* multifamily office, such that the family offices could not rely on the exclusion.

ANDREWS DAVIS
A PROFESSIONAL CORPORATION
Attorneys & Counsellors at Law
100 North Broadway, Suite 3300 • Oklahoma City, Oklahoma 73102-8812
405.272.9241 • fax 405.235.8786 • andrewsdavis.com
MERITAS LAW FIRMS WORLDWIDE

D. Joe Rockett
Writer's Direct Contact: (405) 235-8729
djrockett@andrewsdavis.com

January 16, 2012

Via Federal Express

Chief Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: No Action Letter Request – Investment Advisers Act of 1940
Family Office Exclusion
New Rule 202(a)(11)(G)-1
Peter Adamson III

Dear Ladies and Gentlemen:

We have been engaged to advise our client with respect to compliance with the "family office" exclusion from the definition of an "Investment Adviser" under the Investment Advisers Act of 1940 ("Advisers Act") and Rule 202(a)(11)(G)–1 adopted thereunder (the "Rule"). Specifically, the question presented is whether, under the facts stated below, a natural person who is not a family member may serve as a key employee, director, partner, manager, or trustee of more than one family office and, with respect to each such family office, qualify for the family office exclusion.

Background

Our client, Peter Adamson III, has enjoyed a forty plus year career in the securities industry starting as a registered representative in 1969. He now plans on retiring from Adams Hall Investment Management, a registered investment adviser managing over $1 billion, a firm he co-founded in 1997. Mr. Adamson sold his interest in 2006. Mr. Adamson now proposes to provide investment advisory services as a key employee, director, partner, manager or trustee, in up to ten separate family offices, each representing a separate and distinct family. Mr. Adamson seeks to do so without registration under the Advisers Act in reliance on the Rule. He will no longer be associated with a registered investment adviser or broker dealer. He will only provide investment advice in his role as a key employee, director, partner, manager or trustee of one or more family offices (up to a maximum of ten) and only to family clients of each such family office.

Each of the principals of the family offices that will engage Mr. Adamson has been a client of Mr. Adamson for the past ten years or more. Such former clients either are organized, or will become organized, as family offices in full compliance with the Rule.

Each family office will engage Mr. Adamson to provide investment advisory services to the family clients of the family office in his role as a key employee, director, partner, manager or trustee of the family office. His duties and authority will be limited to the giving of investment advice to the family clients of the family offices. Mr. Adamson will not have control over any family office, nor will he be an owner of any family office. He will not have discretionary authority over investments, nor will he have custody of family assets.

A reputable national securities firm will provide custodial services for the family office. Each family office will contract with Mr. Adamson for his services on an annual basis. For tax purposes, Mr. Adamson will be considered an independent contractor. Such contract will disclose that Mr. Adamson will not be a registered investment adviser, but rather will rely upon the family office exclusion provided by the Rule.

Except in his role as a key employee, director, partner, manager or trustee of family offices, Mr. Adamson will not engage in investment advisory services. Neither the family offices nor Mr. Adamson will hold themselves out to the public as investment advisers.

Discussion

Under Rule 202(a)(11)(G)-1 a "family office," as defined in the Rule, shall not be considered an investment adviser for the purpose of the Advisers Act.

A family office is defined as a "company" (including its directors, partners, members, managers, trustees and employees acting within the scope of their position or employment) that:

1. has no clients other than family clients;

2. is wholly owned by family clients and is exclusively controlled (directly or indirectly) by one or more family members and/or family entities; and

3. does not hold itself out to the public as an investment adviser.

It is contemplated by the Rule that family offices acting through their directors, partners, members, managers, trustees and employees acting within the scope of their position or employment may advise family clients without registration under the Advisers Act. Mr. Adamson will so serve the family offices by which he is engaged. As a director, partner, manager, trustee, or as a key employee, Mr. Adamson will advise the family clients with respect to investment matters and in doing so it appears that he will be included in the family office exclusion.

We believe one may act in such capacities for more than one family office without losing the protection of the Rule. Nothing we have seen in the Rule, the commentary in the release adopting the Rule, or in the exemption orders issued prior to the Rule's adoption suggests that an adviser in a family office must act exclusively for only one family office.

There does not appear to be any public policy reason for requiring an investment professional to serve only one family office. Congress in adopting the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Commission in adopting the Rule, acknowledge that family members and others included within the term "family clients" do not require the protection of the Advisers Act when receiving investment advice from their family office.

We believe that the family clients of each of the family offices that have the benefit of the high level of experience and expertise that Mr. Adamson will bring to the family office do not require the protection afforded by the Advisers Act.

Conclusion

We believe the family office exclusion from the Advisers Act extends to an investment professional such as Mr. Adamson acting within the scope of his position as a key employee, director, partner, manager or trustee of one or more family offices.

We respectfully request confirmation that the staff will not recommend any enforcement action against Mr. Adamson if he provides investment advisory services to family clients of the family offices as described herein.

If you have any questions or comments, please contact the undersigned.

Very truly yours,

ANDREWS DAVIS, P.C.

D. Joe Rockett

DJR/gdl
cc: Mr. Peter Adamson III

1537238